AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER _, 2004
                                REGISTRATION NO.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                  Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934

                        LAWRENCE CONSULTING GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   20-0653570
                               -------------------
                               (I. R. S. Employer
                                Identification No.)

                2 Lakeside Drive West, Lawrence, New York 11559
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (516) 617-3423

                      Securities to be registered pursuant
                          to Section 12(b) of the Act.

                              Title of each class

                                      None

                   Name of each exchange on which registered

              ----------------------------------------------------

             -----------------------------------------------------

                      Securities to be registered pursuant
                         to Section 12 (g) or the Act.

                    Common Stock, par value $.0001 per share

                   -----------------------------------------
                                (Title of Class)

                             REGISTRATION STATEMENT
                         LAWRENCE CONSULTING GROUP, INC.


Lawrence   Consulting  Group,  Inc.  ("LCG")  is  furnishing  this  Registration
Statement with respect to its shares of Common Stock, par value $.0001 per share (the "LCG Stock"). There is no current trading market for LCG Stock.

IN REVIEWING THIS REGISTRATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REGISTRATION STATEMENT.

Stockholders of LCG with inquiries related to the Registration Statement should contact Dov Perlysky, President of Lawrence Consulting Group, Inc., 2 Lakeside Drive West, Lawrence, New York 11559, telephone (516) 617-3423.


         The date of this Registration Statement is ____________, 2004

                                TABLE OF CONTENTS


Part I

Cautionary Note Regarding Forward-Looking Statements.......................    4
Item 1  Description of Business............................................    5
Item 2  Managements' Discussion & Analysis of Financial Condition &
        Results of Operations..............................................    9
Item 3  Description of Properties..........................................   14
Item 4  Security Ownership of Certain Beneficial Owners and
        Management.........................................................   15
Item 5  Management.........................................................   16
Item 6  Executive Compensation.............................................   17
Item 7  Related Party Transactions.........................................   18
Item 8  Description of LCG's Capital Stock.................................   19


Part II

Item 1  Trading Market.....................................................   20
Item 2  Legal Proceedings..................................................   21
Item 3  Changes In And Disagreements With Accountants......................   21
Item 4  Recent Sales Of Unregistered Securities............................   22
Item 5  Disclosure of Commission Position of Indemnification for
        Securities Act Liabilities.........................................   23

Experts....................................................................   24
Where You Can Find More Information........................................   24


Part FS


Part III  Index to Financial Statements....................................


Exhibit 3.1  Certificate of Incorporation of Lawrence Consulting
             Group, Inc....................................................
Exhibit 3.2  Bylaws of Lawrence Consulting Group, Inc......................
Exhibit 4.1  Form of Warrant...............................................
Exhibit 10.1 Consulting Agreement  between LCG and Chocolate
             Printing Company, Inc.........................................
Exhibit 10.2 Consulting Agreement between LCG and Rivkalex Corp............
Exhibit 10.3 Employment Agreement between LCG and Dov Perlysky.............

                                     PART I

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


        Some of the statements under "Summary of Certain Information," "Risk Factors," "Business" and elsewhere in this Registration Statement, including any Annexes hereto, constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by words such as "may," "will, " "should," "could," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," "proposed," "future" or "continue," or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under "Risk Factors" beginning on page 11 hereof. These factors may cause our actual results to differ materially from any forward-looking statement.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume any responsibility for the accuracy and completeness of such statements in the future. We do not plan to update any of the forward-looking statements after the date of this Registration Statement to conform such statements to actual results.

ITEM 1. DESCRIPTION OF BUSINESS

OUR COMPANY

        LCG is a recently formed professional services firm which delivers consulting services to companies to provide business solutions for interacting with their customers. We provide sales, marketing, customer, manufacturing, finance, and information technology primarily across a number of industry sectors. We work with companies to develop business and information technology strategies, technology solutions and integrated marketing programs, to maximize the relationship between supply and customer demand, and ultimately, improve business performance. In August 2004 LCG entered into a consulting agreements with its first two customers.

        We may seek acquisitions or mergers with other entities in our current area of business which are intended to enhance our value. In the event we are unable to identify suitable acquisition or merger candidates, we may elect to acquire or merge with an entity in a related or unrelated field. To date, we have not identified any potential businesses to acquire or merge with.


INDUSTRY BACKGROUND

        The adoption of recent technologies, including the Internet, has changed the way organizations do business. The Internet has grown from an information delivery system to an interactive platform through which companies are restructuring the way they market and sell products and services and manage their operations. In addition, the Internet economy has exponentially increased the number and variety of delivery channels through which companies can interface with customers. By integrating the Internet and other related emerging technologies, organizations have a greater opportunity to reduce operating costs, reduce product and marketing cycle times, create and strengthen customer relationships and business alliances, and improve and accelerate communication and the flow of information, both internally and externally.

        Companies have adopted these new technologies as integral vehicles for creating new business models, conducting both business-to-consumer and business-to-business transactions, and extending their customer reach and global presence. However, many organizations that made significant investments in building their Web presence, call centers, supply and distribution systems, and data management systems have failed to see significant return on investment. Today, companies are continuing to focus on selective initiatives that offer compelling business value. They are seeking to leverage technology investments, refine organizational support mechanisms and optimize return on investment within tight technology budgets. As a result, we believe they are seeking professional service providers who understand their strategic business needs, and can help them strategically position their technological investments to solve their business problems and improve return on investment.

        We believe technology fundamentally affects the ways a company interacts with its customers, employees, business partners, investors and competitors. Therefore, we believe that companies will continue to seek outside consultants that possess the knowledge and expertise necessary to create pragmatic business and information technology strategies, and the resources required to implement those strategies.

        LCG focuses on helping clients achieve growth by reorganizing and realizing value from their customer base.

        Business Strategy - We help clients develop business and marketing strategies that enable them to maximize business performance. Through a careful evaluation of material forces that impact an organization, we help clients strategically change their products and services, customers and material and organizational change.

        Product Strategy - We help our clients improve the performance of their products. Through a careful review and understanding of customers, competitors and evolving market dynamics we help clients maximize value from their products and customer relationships.

        Information Technology Strategy - We work with clients to determine the right information technology investments necessary to support their current and anticipated business objectives. We assist our clients to maximize return from their information technology investments.


HISTORICAL OPERATIONS

        LCG was organized in the State of Delaware in 2004. Since its formation LCG has raised an aggregate $77,000 from the sale of LCG Stock to its founders and in connection with the private placement which closed in August 2004 (the "Private Placement"). In August 2004 entered into its first two consulting agreements.

        LCG believes that its business can grow in two ways. The first would be to expand internally by hiring more employees and entering into additional consulting agreements. The second would be through acquisitions or mergers with other entities in its or related businesses.


SELECTION OF BUSINESS OPPORTUNITIES

        LCG anticipates that in the event that it elects to seek a business opportunity, the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that being a public corporation will help the Company find an acquisition candidate for the following reasons; facilitate and improve the terms on which additional equity financing may be sought, provide incentive stock options or similar benefits to key employees, increase the opportunity to use securities for acquisitions, provide liquidity for shareholders and other factors. Management anticipates that business opportunities may be available in many different industries, both within and without the consulting industry and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        LCG will have limited capital with which to provide the owners of business entities with any cash or other assets, which may be attractive. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, LCG's officers and directors, who are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations; if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the company after the business combination; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

        LCG may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which LCG may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which LCG may offer.

        With respect to negotiations with a target company, management expects to focus on the percentage of the company which target company shareholders would acquire in exchange for their shareholdings in the target company. Any merger or acquisition effected by LCG can be expected to have a significant dilutive effect on the percentage of shares held by LCG's shareholders at such time.

        We intend to develop a marketing team which we believe will be crucial to our future growth and success. The marketing team will be engaged full-time to develop our brand and image recognition. We will develop promotional materials and a web site and will participate in executive seminars, trade shows and market research. In addition, we intend to make presentations at seminars to improve our visibility.


CONSULTING AGREEMENTS

        As of the date hereof, LCG has entered into consulting agreements with two clients. One consulting agreement provides that LCG will assist its client in developing business and marketing strategies to maximize value from its products and improve performance of its products. This consulting agreement, which has a term of one year with options to renew, provides for a monthly retainer of

$1,000 plus $150 for each hour of services provided (in excess of five per month). The second consulting agreement provides that LCG will assist its client to determine its technology investments, in order to maximize its return on these investments. This consulting agreement, which has a one-year term with options to renew, provides for a fee of $200 per each hour of consulting services provided by LCG to the client.


EMPLOYEES

        LCG currently employs one person, its President, who devotes only a portion of his business time to the affairs of LCG.

        We may seek to acquire other businesses and to retain qualified professionals from such businesses. In addition, we intend to recruit qualified professionals from other consulting organizations, industry and universities. We will use internal and external recruiting resources, employees referrals and the Internet to attract new professionals.


COMPETITION

        The professional service consulting marketplace is highly competitive. Many of our competitors are much larger than us and have far greater resources than us and have been in business for a longer period than we have.

        The market for our services is subject to rapid change and increased competition from large existing companies, new entrants, and internal management and information technology groups. However, we believe the market will continue to offer significant opportunity for multiple companies due to the ever-increasing use of the Internet and other new technologies.

        We are a Delaware corporation with executive offices located at 2 Lakeside Drive West, Lawrence, New York, 11559 telephone 516/617-3423.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        The financial information included herein should be read in conjunction with the Financial Statements, including the Notes thereto.


OPERATIONS

        LCG was formed on January 14, 2004. In August 2004 LCG closed the Private Placement and entered into its first two consulting agreements. To date, LCG has had no revenue from operations. Administrative costs incurred to date have been expended in connection with general and administrative expenses related to the Company's formation and organization, and the Private Placement.


LIQUIDITY AND CAPITAL RESOURCES

        Since its recent inception, LCG has funded its operations exclusively from the sale of LCG Stock to its founders and in connection with the Private Placement. In addition, the principal stockholder of LCG has agreed to lend the Company up to $25,000. We anticipate that as LCG expands additional funds will be required.

        We may seek to borrow funds from banks or other lending institutions although LCG currently has no commitments for any such borrowings and no assurance can be given that any such commitments will be obtained on terms acceptable to LCG.

        In addition we may seek to sell additional shares of LCG Stock in a private placement or public offering or our Board of Directors may authorize the sale of LCG Preferred Stock. No such stock offering is currently contemplated and no assurance can be given that any such offering will be successfully completed.

        Finally, LCG has recently begun operations, having entered into its first two consulting agreements in August 2004.

RISK FACTORS

        The following factors should be considered carefully in evaluating the Company and its business. Additional risks and uncertainties not presently known to us may also effect our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected.

        We Are Recently Formed.

        LCG was incorporated on January 14, 2004. To date, LCG has engaged in only limited business operations. In August 2004, LCG completed the Private Placement and entered into consulting agreements with its first two clients.

        We have no Operating History, Revenue and Only Minimal Assets.

        We have no operating history nor any revenues or earnings from operations to date. We have no significant assets or financial resources, except for the funds raised in the Private Placement and funds contributed by LCG's founders. No assurance can be given that we will be able to develop our business or find a suitable merger or acquisition candidates.

        Our failure to meet client expectations could result in losses and negative publicity.

        We will create, implement and maintain business solutions and other applications that are often critical to our clients' businesses. Errors in the development, deployment and execution of our solutions or failure to meet clients' expectations could result in:

        o   Delayed or lost revenue to adverse client reaction;

        o Requirements to provide additional services to a client at no charge;

        o Negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

        o Claims for substantial damages against us, regardless of our responsibility for such failure.

        We depend on our senior management team, and the loss of any member may adversely affect our business.

        We believe that our success will depend on the continued employment of Mr. Perlysky, our sole Officer and Director. We will also need to hire additional members of senior management. This dependence is particularly important to our business since personal relationships are a critical element of obtaining and maintain client engagements. If one or more members of our senior management team were unable or unwilling to continue in their present positions, such persons may be difficult to replace and our business could be seriously harmed. Accordingly our inability to hire any members of senior management, or the loss of one or more members of our senior management team, could impact our future revenue. In addition, if any of these key employees were to join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients could not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

        We must recruit and retain qualified professionals to succeed in our labor-intensive business.

        Our future success will depend in large part on our ability to recruit and retain qualified managers, business strategists, and other technical personnel, and sales and marketing professionals. Qualified professionals are in demand and are likely to remain a limited resource in the foreseeable future. Any inability to recruit and retain a sufficient number of qualified employees could hinder the growth of our business.

        Potential future acquisitions could be difficult to integrate and could therefore, adversely affect our operating results.

        One of our strategies for growth is the acquisition of businesses. Currently, we do not have any acquisitions pending. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including:

        o   Diversion of management's attention;

        o   Potential failure to retain key acquired personnel

        o   Assumptions of unanticipated legal liabilities and other problems

        o   Difficulties integrating systems, operations and cultures; and

        o   Amortization of acquired intangible assets.

        Our failure to successfully manage future acquisitions could seriously harm our operating results. It is anticipated that acquisitions will be funded through a combination of cash from operations or from debt or equity financings and/or by the issuance of LCG Stock directly to the acquired entity or its shareholders.


        We may not be able to protect our confidential information and proprietary rights.

        While we intend to require our employees to execute confidentiality agreements, we cannot assure that this will be adequate to deter misappropriation of our confidential information and internet commerce model. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trademarks or other proprietary information, our business could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management.

        Our business will be harmed if the growth of commerce on the Internet is slower than expected.

        If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be harmed. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and operating improvements. Factors which may affect Internet usage or electronic commerce adoption include:

        o   Actual or perceived lack of security of information;

        o   Lack of access and ease of use;

        o   Congestion of Internet traffic or other usage delays;

        o   Inconsistent quality of service;

        o   Increases in access costs to the Internet;

        o   Excessive government regulation;

        o   Uncertainty regarding intellectual property ownership;

        o   Reluctance to adopt new business methods;

        o   Costs associated with the  obsolescence of existing  infrastructure;
            and

        o   Economic viability of the Internet commerce model.

        Competition could result in price reductions, reduced profitability and loss of market share.

        Competition in the professional marketplace is strong.

        The market for our services is subject to rapid technological change and increased competition from large existing players, new entrants, and internal management and information technology groups.

        Our business will be negatively affected if we do not keep pace with the latest technological changes and client preferences.

        Our market and the leading technologies used by our clients are characterized by rapid technological change. If we are unable to respond successfully to these technological developments or do not respond in a timely or cost-effective way, our business and operating results will be seriously harmed. In addition, we must recruit and retain professionals who are familiar with technological advances and developments so that they can fulfill the needs of our clients.

        Current Management Devotes Limited Time to Company.

        Management anticipates devoting only part of its time to the business of the Company. The Company's only officer is Dov Perlysky, President, Secretary and Treasurer. Mr. Perlysky has a written employment agreement with the Company but will not receive any compensation thereunder until annualized revenue of LCG exceeds $500,000, on a quarterly basis. The Company has not obtained key man life insurance on Mr. Perlysky. Notwithstanding the limited time commitment of management, loss of the services of Mr. Perlysky would adversely affect development of the Company's business.

        Our Sole Officer and Director will continue to have substantial control over the Company after the Offering.

        Our sole officer and director indirectly owns 120,000 shares of Common Stock, which represents 43.5% of the outstanding LCG Stock. Consequently, he may be able to control the direction of the Company. Mr. Perlysky also indirectly owns 480,000 warrants to purchase LCG Stock at an exercise price of $0.12 per share. Mr. Perlysky as well as certain other shareholders of the Company have agreed to escrow their shares until the earlier of (i) September __, 2007 or
(ii) the date on which the closing price of the shares of LCG Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. While in escrow the holders of the shares will be able to vote such shares but may not sell them.


        Reporting requirements may delay or preclude acquisition.

        Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by LCG. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

        LCG's officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them.

        LCG's Certificate of Incorporation provides that LCG will indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. LCG's Certificate of Incorporation also provides for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate LCG's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of LCG and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of LCG Stock from bringing an action against management because LCG may be responsible for paying all costs associated therewith, which could negatively impact the value of the LCG Stock.

        LCG has no intention of paying dividends on its common stock in the near future and holders of LCG Stock will have to rely on the appreciation thereof to realize any monies from holding these securities.

        LCG has not paid any dividends on the LCG Stock and does not anticipate paying cash dividends in the foreseeable future. LCG intends to retain any earnings to finance the growth of its business. Management of LCG cannot assure you that LCG will ever pay cash dividends. Accordingly, holders of LCG Stock will have to rely on the appreciation thereof to realize any monies from holding these securities.

ITEM 3. DESCRIPTION OF PROPERTIES

        LCG has no properties and at this time has no agreements to acquire any properties. LCG currently uses the offices of management at no cost. Management has agreed to continue this arrangement until LCG requires larger space. Management believes that office space will be available at reasonable rents when such space is needed.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of September 1, 2004, regarding the beneficial ownership of LCG Stock by (1) each director and officer of LCG; (2) each person or group known by LCG to beneficially own 5% or more of the outstanding shares of LCG Stock; and (3) all executive officers and directors of LCG as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

NAME AND ADDRESS              AMOUNT OF                PERCENTAGE OF
OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP1    OUTSTANDING SHARES OWNED2
------------------------      ---------------------    -------------------------
Krovim LLC                          120,000 shares3               43.5%
Nesher LLC, Manager
Dov Perlysky4, Manager
2 Lakeside Drive West
Lawrence, New York 11559

Alison Bell                          27,400 shares3                9.9%
1035 Fifth Avenue
New York, New York 10028

Pamela Turkel5                       24,400 shares3                8.8%
440 East 23rd Street
New York, New York 10010

Pamela Katz                          24,400 shares3                8.8%
One Leeds Drive
Port Washington, New York 11050

Rosalind Davidowitz                   52,000 shares               18.8%
7 Sutton Place South
Lawrence, New York 11556

All officers and director
as a group (1 person)           120,000 shares3,4,6               43.5%

----------
1 The shares set forth in this chart are being held in escrow pursuant to an agreement among these Shareholders. Such shares shall be released from escrow upon the occurrence of certain events.
2 Based on a total of 276,000 shares outstanding as of September 1, 2004.
3 Does not include warrants to purchase 480,000, 109,600, 97,600 and 97,600 shares of common stock beneficially owned by Krovim LLC, Mrs. Bell, Mrs. Turkel and Mrs. Katz, respectively, each at an exercise price of $.12 per share.
4 Dov Perlysky is the managing member of the manager of Krovim LLC.
5 Includes 4,400 shares held by Mrs. Turkel as custodian for her daughter Liza Turkel.
6 All of such shares are owned by Krovim LLC. Mr. Perlysky is the managing member of the manager of Krovim LLC.

                                   MANAGEMENT


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table lists, as of September 1, 2004, LCG's directors, executive officers and key employees, as well as promoters and control persons of LCG:

NAME               AGE        TITLE
-------            -----      -----
Dov Perlysky        41        President, Treasurer, Secretary & Director

        Dov Perlysky has been the managing member of Nesher, LLC, a private investment firm since 2000. From 1998 until 2002, Mr. Perlysky was a Vice President in the Private Client Group of Laidlaw Global Securities, a registered broker-dealer. He received his B.S. in Mathematics and Computer Science from the University of Illinois in 1985 and a Masters in Management from the JL Kellogg Graduate School of Management of Northwestern University in 1991. Mr. Perlysky is a director of Engex, Inc., a closed-end mutual fund.

        Krovim LLC ("Krovim") owns 120,000 shares of LCG Stock which represents 43.5% of the outstanding LCG Stock. In addition, Krovim owns warrants to purchase an additional 480,000 shares of LCG Stock at an exercise price of $.12 per share. As such, Krovim may be deemed a control person of LCG. The manager of Krovim is Nesher LLC and Nesher's manager is Mr. Perlysky.

        All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors appoints officers as necessary.

        Mr. Perlysky engages in other business activities. Accordingly, he will not devote his entire efforts or time to the affairs of LCG.


COMMITTEES OF THE BOARD

        The Board does not have an audit, nominating or a compensation committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors. Compensation of management is determined by the entire Board of Directors.

        LCG expects that at such time as the business grows it will formulate appropriate committees of the board.

ITEM 6. EXECUTIVE COMPENSATION

        To date no compensation has been paid to Mr. Perlysky. In August 2004, Mr. Perlysky entered into an employment agreement (the "Perlysky Agreement") with LCG. This agreement has an initial term of three years and provides that Mr. Perlysky will receive compensation of $50,000 per annum once LCG's annualized revenues exceed $500,000 on a quarterly basis. The Perlysky Agreement does not require Mr. Perlysky to devote his full time and effort to the business of LCG.

COMPENSATION OF DIRECTORS

        Directors do not receive any direct or indirect compensation for serving in such capacity. LCG will reimburse directors for all reasonable costs and expenses incurred in connection with attending or participating in meetings of the Board.


EMPLOYMENT AGREEMENTS

        Other than the Perlysky Agreement, LCG is not party to any employment agreements with management.


STOCK BASED COMPENSATION

        LCG does not have a stock option or compensation plan and has never issued any stock based compensation. No stock options or restricted stock grants have been issued through the date of this Registration Statement.

ITEM 7. RELATED PARTY TRANSACTIONS


        The Company has issued 120,000 shares of its common stock and warrants to purchase an additional 480,000 shares of common stock at $.12 per share to Krovim LLC in exchange for an aggregate of $600. In addition Krovim has agreed to loan the Company up to $25,000, which loan will bear interest at the rate of prime plus 2% per annum. No such loans are currently outstanding.

        On August 20, 2004, the Company entered into a one year consulting agreement with Rivkalex Corp. to assist Rivkalex Corp. to determine the necessary technology investments in order to maximize its return on those investments. The company will be paid at the rate of $200 per hour for such consulting services

ITEM 8. DESCRIPTION OF LCG'S CAPITAL STOCK


COMMON STOCK

        The Company is authorized to issue up to 10,000,000 shares of LCG Stock par value $.0001. As of September 1, 2004, 276,000 shares of LCG Stock were outstanding.

        Each outstanding share of LCG Stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. At each election for directors, every shareholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote.

        Holders of LCG Stock are entitled to receive ratably, such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of LCG, the holders of LCG Stock are entitled to receive ratably the net assets of LCG after payment of all debts and liabilities. Holders of LCG Stock have no preemptive, subscription, redemption or conversion rights.


PREFERRED STOCK

        The Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock") which may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors may declare by resolution. To date no shares of Preferred Stock have been issued.

        The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of Preferred Stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the Board of Directors has the authority to issue shares of Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

                                     PART II


ITEM 1. TRADING MARKET

        As of the date hereof, none of LCG's securities is traded on any public market. LCG will explore the possibility of causing the LCG Stock to be admitted for quotation on the Over the Counter Electronic Bulletin Board ("OTCBB"); however, management of LCG cannot assure you that it will pursue such course of action, that it will identify a broker to sponsor such listing, that the LCG Stock will be admitted for trading or if admitted for trading that a liquid market for the securities ever will develop. See "Risk Factors- There is no assurance that a public market for the LCG Stock will develop."


NUMBER OF SHAREHOLDERS OF RECORD

        As of September 1, 2004, there were approximately 70 holders of record of the LCG Stock.


DIVIDEND POLICY

        LCG currently intents to retain all available earnings, if any, generated by its operations. Accordingly, LCG does not anticipate paying cash dividends on the LCG Stock in the foreseeable future. Any future determination as to the payment of dividends will be in the discretion of LCG's Board of Directors and will be dependent upon LCG's results of operations, financial condition and other factors deemed relevant by LCG's Board.


SHARES ELIGIBLE FOR FUTURE SALE

        As of the date hereof, there are a total of 276,000 shares of LCG Stock outstanding. Of such shares 120,000 shares (43.5%) of LCG Stock are owned by officers, directors, affiliates and entities controlled by them and are subject to the limitations of Rule 144. Affiliates may rely on Rule 144 with respect to the resale of all of such shares.

        Rule 144: Under Rule 144 as currently in effect, a person who beneficially has owned restricted securities for at least one year, including persons who may be deemed affiliates of LCG are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

o one percent of the number of shares of common stock then outstanding, which will equal approximately 2,760 shares; or

o The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales of restricted securities under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about LCG. These limitations apply to both restricted and unrestricted shares held by persons who are affiliates of LCG.

        In addition, Krovim and certain other shareholders of LCG owning in the aggregate 200,000 shares of LCG Stock have agreed to escrow their shares until the earlier of (i) September 1, 2007 or (ii) the date on which the closing price of the shares of LCG Stock has equaled or exceeded $1.00 per shares on the NASDAQ Bulletin Board, NASDAQ, National Market System or the American or New York Stock Exchange for at least ten (10) consecutive trading days. During the time such shares are held in escrow they may be voted by the holders thereof but may not be sold.

        Rule 144(k): Under Rule 144(k), a person who is not deemed to have been an "affiliate" of LCG at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        51,000 shares of LCG stock are owned by non-affiliated shareholders. These shares were acquired in the Private Placement pursuant to an exemption from registration set forth in Rule 504 of Regulation D. The offering was registered in the State of Nevada and each investor was provided with a substantive disclosure document prior to the sale.

        Management of LCG can make no prediction as to the effect, if any, that market sales of shares of LCG Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of LCG Stock in the public market could adversely affect the market price of the LCG Stock and could impair LCG's future ability to raise capital through an offering of its equity securities.


Item 2. LEGAL PROCEEDINGS

        LCG is not presently party to any material legal proceeding nor are we aware of any material pending or potential legal proceeding which might be instituted against LCG.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None

ITEM 4. RECENT SALES OF UNREGISTERD SECURITIES

        In January, 2004, LCG sold 200,000 shares of LCG stock and Warrants to purchase an additional 800,000 shares of LCG Stock at an exercise price of $0.12 per share, to its founders, for a total consideration of $1,000. In March 2004, LCG sold 25,000 shares of LCG stock to one shareholder in exchange for a note in the principal amount of $25,000 (the "Note"). Such sales were made is reliance upon an exemption from registration provided under Section 4(2).

        In August 2004, LCG closed the Private Placement pursuant to which it sold 51,000 shares of LCG Stock for an aggregate of $51,000. All of such sales were made in reliance upon an exemption from registration provided by Section 3(b) of the Act.

Item 5. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


        LCG is incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. LCG's Certificate of Incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

        The General Corporation Law of the State of Delaware provides that a Certificate of Incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

        (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

        (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

        (3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or

        (4) for any transaction from which the director derived an improper personal benefit.

        LCG's Certificate of Incorporation contains such a provision.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or control persons pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This Form 10-SB may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. LCG intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding LCG's expected financial position and operating results, its business strategy, financing plans and the outcome of any contingencies are forward-looking statements. These statements can sometimes be identified by the use of forward-looking words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although management believes that its expectations that are expressed in these forward-looking statements are reasonable, it cannot promise that its expectations will turn out to be correct. LCG's actual results could be materially different from management's expectations.

        When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. LCG's forward-looking statements speak only as of the date made.


                                    EXPERTS

        The financial statements of LCG as of June 30, 2004 and for the period then ended included in this Information Statement have been audited by Silverstein & Weiss, independent accountants, as set forth in their report contained herein. These financial statements have been included in reliance upon the report of Silverstein & Weiss, given upon the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

        You may read and copy all or any portion of the Form 10-SB registration statement of which this Registration Statement forms a part or any other information LCG files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. LCG's SEC filings, including the Form 10-SB registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

        As a result of the filing of the Form 10-SB, LCG will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

              LAWRENCE CONSULTING GROUP, INC. FINANCIAL STATEMENTS
                                  JUNE 30, 2004











                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                               SILVERSTEIN & WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS
                                300 MERRICK ROAD
                              LYNBROOK, N.Y. 11563

Bernard W. Silverstein, C.P.A.
Allan Weiss, C.P.A.
-------------------
Bernard M. Suss

MR. DOV PERLYSKY, PRESIDENT
LAWRENCE CONSULTING GROUP, INC.
2 LAKESIDE DRIVE WEST
LAWRENCE, NY.Y. 11550

DEAR MR. PERLYSKY:

WE HAVE AUDITED THE STATEMENT OF FINANCIAL CONDITION OF LAWRENCE CONSULTING GROUP, INC. AS OF JUNE 30, 2004 AND THE RELATED STATEMENTS OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD FROM INCEPTION TO JUNE 30, 2004. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WETHER THE FINANCIAL STAEMENTS ARE FREE OF MATERIAL MISSATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOUSRES IN THE ACCOUTNING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL SAAEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSTION OF LAWRENCE CONSULTING GROUP, INC. AS OF JUNE 30, 2004, AND THE RESULTS OF ITS OPERATION AND ITS CASH FLOWS FOR THE PERIOD THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                    SILVERSTEIN AND WEISS
                                                    CERTIFIED PUBLIC ACCOUNTANTS

LYNBROOK, N.Y.
AUGUST 28, 2004

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

        LAWRENCE CONSULTING GROUP, INC. STATEMENT OF FINANCIAL CONDITION
                                  JUNE 30, 2004

                                     ASSETS

CASH IN BANK                                                           $    942

NOTE RECEIVABLE                                                          25,000

ORGANIZATION COSTS                                                        7,661
                                                                       --------

TOTAL ASSETS                                                           $ 33,603
                                                                       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED LIABILITIES                                                    $ 10,717
                                                                       --------

STOCKHOLDERS' EQUITY

COMMON STOCK $.0001 PAR VALUE,
AUTHORIZED 10,000,000 SHARES, ISSUED
AND OUTSTANDING 225,000 SHARES                                               23

PREFERRED STOCK $.0001 PAR VALUE,
AUTHORIZED 2,000,000 SHARES, ISSUED-NONE                                    -0-

ADDITIONAL PAID IN CAPITAL                                               25,977

RETAINED EARNINGS (DEFICIT)                                              (3,114)
                                                                       --------
TOTAL STOCKHOLDERS' EQUITY                                               22,886
                                                                       --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 33,603
                                                                       ========


THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                         LAWRENCE CONSULTING GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       FOR THE PERIOD ENDED JUNE 30, 2004

                  TOTAL         COMMON    PREFERRED   ADDITIONAL    RETAINED
              STOCKHOLDERS'      STOCK      STOCK       PAID-IN     EARNINGS
                 EQUITY                                 CAPITAL     (DEFICIT)

INCEPTION       $    -0-         $ -0-      $ -0-      $   -0-       $  -0-

ACTIVITY          22,886            23        -0-       25,977       (3,114)
                --------         -----      -----      -------      -------

ENDING          $ 22,886         $  23      $ -0-      $25,977      ($3,114)
                ========         =====      =====      =======      =======


THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                         LAWRENCE CONSULTING GROUP, INC.
                             STATEMENT OF CASH FLOWS
                       FOR THE PERIOD ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                                ($3,114)

INCREASE IN CAPITAL STOCK                                                    23

INCREASE IN PAID IN CAPITAL                                              25,977

INCREASE IN ORGANIZATION COSTS                                           (7,661)

INCREASE IN ACCRUED LIABILITIES                                          10,717

INCREASE IN NOTE RECEIVABLE                                             (25,000)
                                                                       --------

NET INCREASE IN CASH                                                   $    942
                                                                       ========

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                          CERTIFIED PUBLIC ACCOUNTANTS
                         LAWRENCE CONSULTING GROUP, INC.
                             STATEMENT OF OPERATIONS
                       FOR THE PERIOD ENDED JUNE 30, 2004

REVENUES                                                                $   -0-
                                                                        -------

EXPENSES

PROFESSIONAL FEES                                                         2,950

MISC. COSTS                                                                 164
                                                                        -------

NET LOSS FOR THE PERIOD                                                 $(3,114)
                                                                        =======

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                         LAWRENCE CONSULTING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004

1) THE CORPORATION WAS INCORPORATED ON JANUARY 14, 2004 IN THE STATE OF DELAWARE, UNDER THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

2) THE CORPORATION IS A START-UP STAGE ENTITY, WHOSE ACTIVITY INCLUDES THE ISSUANCE OF COMMON STOCK.

3) THE CORPORATION ALSO HAS OUTSTANDING WARRANTS TO PURCHASE AN AGGREGATE OF 800,000 SHARES OF COMMON STOCK AT AN EXERCISE PRICE OF $0.12 PER SHARE. THE WARRANTS EXPIRE JANUARY 16, 2014.

4) THE NOTE RECEIVABLE WAS PAID ON AUGUST 13, 2004.

THESE NOTES TO THE FINANCIAL STATEMENT ARE AN INTEGRAL PART OF THE INDEPENDENT AUDITORS' REPORT.

                              SILVERSTEIN AND WEISS
                          CERTIFIED PUBLIC ACCOUNTANTS

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

3.1     Certificate of Incorporation of LCG.
3.2     By-Laws of LCG.
4.1     Form of Warrant.
10.1    Consulting Agreement  between LCG and Chocolate Printing Company, Inc.
10.2    Consulting Agreement between LCG and Rivkalex Corp.
10.3    Employment Agreement between LCG and Dov Perlysky


ITEM 2. DESCRIPTION OF EXHIBITS.

        (a) Financial Statements see Index to Financial Statements on page F-1 of the Registration Statement, which is incorporated herein by reference.


        (b)     Exhibits See Exhibit Index.

EXHIBIT
NO.
-------
3.1     Certificate of Incorporation of LCG
3.2     Bylaws of LCG
4.1     Form of Warrant
10.1    Consulting Agreement between LCG and Chocolate Printing Company, Inc.
10.2    Consulting Agreement between LCG and Rivkalex Corp.
10.3    Employment Agreement between LCG and Dov Perlysky


                                      III-1

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 22, 2004                        LAWRENCE CONSULTING GROUP, INC.


                                                 By: /s/ Dov Perlysky
                                                   -----------------------------
                                                   Dov Perlysky
                                                   President